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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MONSTER BEVERAGE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.005 par value
(Title of Class of Securities)

61174X109
(CUSIP Number of Class of Securities)

Paul J. Dechary, Senior Vice President & Senior Legal Counsel
Monster Beverage Corporation
1 Monster Way
Corona, California 92879
(951) 739-6200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert A. Profusek
Andrew M. Levine
Jones Day
222 East 41st Street
New York, New York 10017
(212) 326-3939

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$2,000,000,000	$201,400

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $2,000,000,000 in aggregate of up to 14,084,507 shares of common stock, par value $0.005 per share, at the minimum tender offer price of $142.00 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐ third-party tender offer subject to Rule 14d-1.

    ☒ issuer tender offer subject to Rule 13e-4.

    ☐ going-private transaction subject to Rule 13e-3.

    ☐ amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

         If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

        This Tender Offer Statement on Schedule TO relates to the offer by Monster Beverage Corporation, a Delaware corporation ("Monster" or the "Company"), to purchase for cash shares of its common stock, par value $0.005 per share, for an aggregate purchase price of not more than $2.0 billion, at a per share purchase price of not less than $142.00 nor greater than $160.00 per share, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 10, 2016 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Monster Beverage Corporation is the filing person. The address of the issuer's principal executive offices is 1 Monster Way, Corona, California 92879, and the telephone number is (951) 739-6200.

        (b)   The subject securities are shares of Monster Beverage Corporation's common stock. As of April 15, 2016, there were 203,042,661 shares of the Company's common stock issued and outstanding. The information set forth in the Offer to Purchase under the heading "Introduction" is incorporated herein by reference.

        (c)   Information about the trading market and price of the shares of the Company's common stock set forth in the Offer to Purchase under the heading "Section 8—Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   Monster Beverage Corporation is the filing person. The business address and telephone number of Monster is set forth under Item 2(a) above. The names and business addresses of the directors and executive officers of the Company are as set forth in the Offer to Purchase under the heading "Section 11—Interests of the Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares," and such information is incorporated by reference.

Item 4.    Terms of the Transaction.

        (a)   The material terms of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Section 1—Number of Shares; Purchase Price; Proration," "Section 2—Purpose of the Offer; Certain Effects of the Offer," "Section 3—Procedures for Tendering Shares," "Section 4—Withdrawal Rights," "Section 5—Purchase of Shares and Payment of Purchase Price," "Section 6—Conditional Tender of Shares," "Section 7—Conditions of the Offer," "Section 9—Source and Amount of Funds," "Section 10—Certain Information Concerning the Company," "Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares," "Section 12—Effects of the Offer on the Market for Shares; Registration under the Exchange

Act," "Section 14—Material United States Federal Income Tax Consequences" and "Section 15—Extension of the Offer; Termination; Amendment" are incorporated herein by reference.

        (b)   Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under the headings "Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   and (b) The Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2—Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

        (c)   Information about any plans or proposals set forth in the Offer to Purchase under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b)   and (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   and (b) The information set forth under the heading "Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth under the headings "Summary Term Sheet" and "Section 16—Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   and (b) Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth under the headings "Summary Term Sheet" and "Section 11—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

        (a)(2)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth under the headings "Section 2—Purpose of the Offer; Certain Effects of the Offer" and "Section 12—Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

        (a)(5)  There are no material pending legal proceedings relating to the Offer. The information set forth under the heading "Section 13—Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

        The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement.
(a)(5)(A)	Press release issued by Monster Beverage Corporation on April 29, 2016 (incorporated by reference to Exhibit 99.1 to our Form 8-K dated April 29, 2016).
(a)(5)(B)	Transcript of applicable portions of our First Quarter 2016 Earnings Call, dated April 29, 2016 (incorporated by reference to Exhibit 99.1 to our Schedule TO-C dated April 29, 2016).
(a)(5)(C)	Press release issued by Monster Beverage Corporation on May 10, 2016.
(b)	Not applicable.
(d)(1)
Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to our Form 8-K dated August 18, 2014).
(d)(2)
Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company Refreshments (incorporated by reference from Exhibit 2.2 to our Form 8-K dated August 18, 2014).
(d)(3)
Form of Amendment to Stock Option Agreement (relating to the amendment of certain stock option agreements between Hansen Natural Corporation and its executive officers and directors) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated January 8, 2007).
(d)(4)	Stock Option Agreement between Hansen Natural Corporation and Harold Taber (made as of November 11, 2005) (incorporated by reference to Exhibit 10.42 to our Form 10-K dated March 15, 2006).
(d)(5)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of November 11, 2005) (incorporated by reference to Exhibit 10.46 to our Form 10-K dated March 15, 2006).
(d)(6)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of November 11, 2005) (incorporated by reference to Exhibit 10.47 to our Form 10-K dated March 15, 2006).
(d)(7)	Hansen Natural Corporation 2001 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit A to our Proxy Statement dated September 25, 2007).
(d)(8)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of June 2, 2008) (incorporated by reference to Exhibit 10.44 to our Form 10-K dated March 1, 2010).

Exhibit Number	Description
(d)(9)	Amendment to Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of August 2, 2008) (incorporated by reference to Exhibit 10.44A to our Form 10-K dated March 1, 2010).
(d)(10)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of June 2, 2008) (incorporated by reference to Exhibit 10.45 to our Form 10-K dated March 1, 2010).
(d)(11)
Amendment to Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of August 2, 2008) (incorporated by reference to Exhibit 10.45A to our Form 10-K dated March 1, 2010).
(d)(12)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of June 2, 2008) (incorporated by reference to Exhibit 10.47 to our Form 10-K dated March 1, 2010).
(d)(13)	2009 Hansen Natural Corporation Stock Incentive Plan for Non-Employee Directors (incorporated by reference to Exhibit A to our Proxy Statement dated April 24, 2009).
(d)(14)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of June 1, 2009) (incorporated by reference to Exhibit 10.49 to our Form 10-K dated March 1, 2010).
(d)(15)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of December 1, 2009) (incorporated by reference to Exhibit 10.51 to our Form 10-K dated March 1, 2010).
(d)(16)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of December 1, 2009) (incorporated by reference to Exhibit 10.52 to our Form 10-K dated March 1, 2010).
(d)(17)	Stock Option Agreement between Hansen Natural Corporation and Mark J. Hall (made as of December 1, 2009) (incorporated by reference to Exhibit 10.53 to our Form 10-K dated March 1, 2010).
(d)(18)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of December 1, 2009) (incorporated by reference to Exhibit 10.55 to our Form 10-K dated March 1, 2010).
(d)(19)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of December 1, 2010) (incorporated by reference to Exhibit 10.53 to our Form 10-K dated March 1, 2011).
(d)(20)	Stock Option Agreement between Hansen Natural Corporation and Mark J. Hall (made as of December 1, 2010) (incorporated by reference to Exhibit 10.54 to our Form 10-K dated March 1, 2011).
(d)(21)
Form of Restricted Stock Unit Agreement pursuant to the 2009 Hansen Natural Corporation Stock Incentive Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.55 to our Form 10-K dated March 1, 2011).
(d)(22)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).
(d)(23)	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).

Exhibit Number	Description
(d)(24)	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).
(d)(25)	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).
(d)(26)	Letter Agreement between the Company and Mark Hall, dated March 12, 2015 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2015).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONSTER BEVERAGE CORPORATION
By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Vice Chairman of the Board of Directors, President and Chief Financial Officer

Date: May 10, 2016

 INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement.

(a)(5)(A)	Press release issued by Monster Beverage Corporation on April 29, 2016 (incorporated by reference to Exhibit 99.1 to our Form 8-K dated April 29, 2016).

(a)(5)(B)	Transcript of applicable portions of our First Quarter 2016 Earnings Call, dated April 29, 2016 (incorporated by reference to Exhibit 99.1 to our Schedule TO-C dated April 29, 2016).

(a)(5)(C)	Press release issued by Monster Beverage Corporation on May 10, 2016.

(b)	Not applicable.

(d)(1)	Transaction Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp, The Coca-Cola Company and European Refreshments (incorporated by reference from Exhibit 2.1 to our Form 8-K dated August 18, 2014).

(d)(2)	Asset Transfer Agreement, dated as of August 14, 2014, by and among Monster Beverage Corporation, New Laser Corporation and The Coca-Cola Company Refreshments (incorporated by reference from Exhibit 2.2 to our Form 8-K dated August 18, 2014).

(d)(3)	Form of Amendment to Stock Option Agreement (relating to the amendment of certain stock option agreements between Hansen Natural Corporation and its executive officers and directors) (incorporated by reference to Exhibit 10.1 to our Form 8-K dated January 8, 2007).

(d)(4)	Stock Option Agreement between Hansen Natural Corporation and Harold Taber (made as of November 11, 2005) (incorporated by reference to Exhibit 10.42 to our Form 10-K dated March 15, 2006)

(d)(5)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of November 11, 2005) (incorporated by reference to Exhibit 10.46 to our Form 10-K dated March 15, 2006).

(d)(6)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of November 11, 2005) (incorporated by reference to Exhibit 10.47 to our Form 10-K dated March 15, 2006).

(d)(7)	Hansen Natural Corporation 2001 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit A to our Proxy Statement dated September 25, 2007).

(d)(8)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of June 2, 2008) (incorporated by reference to Exhibit 10.44 to our Form 10-K dated March 1, 2010).

(d)(9)	Amendment to Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of August 2, 2008) (incorporated by reference to Exhibit 10.44A to our Form 10-K dated March 1, 2010).

Exhibit Number	Description

(d)(10)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of June 2, 2008) (incorporated by reference to Exhibit 10.45 to our Form 10-K dated March 1, 2010).

(d)(11)	Amendment to Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of August 2, 2008) (incorporated by reference to Exhibit 10.45A to our Form 10-K dated March 1, 2010).

(d)(12)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of June 2, 2008) (incorporated by reference to Exhibit 10.47 to our Form 10-K dated March 1, 2010).

(d)(13)	2009 Hansen Natural Corporation Stock Incentive Plan for Non-Employee Directors (incorporated by reference to Exhibit A to our Proxy Statement dated April 24, 2009).

(d)(14)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of June 1, 2009) (incorporated by reference to Exhibit 10.49 to our Form 10-K dated March 1, 2010).

(d)(15)	Stock Option Agreement between Hansen Natural Corporation and Rodney C. Sacks (made as of December 1, 2009) (incorporated by reference to Exhibit 10.51 to our Form 10-K dated March 1, 2010).

(d)(16)	Stock Option Agreement between Hansen Natural Corporation and Hilton H. Schlosberg (made as of December 1, 2009) (incorporated by reference to Exhibit 10.52 to our Form 10-K dated March 1, 2010).

(d)(17)	Stock Option Agreement between Hansen Natural Corporation and Mark J. Hall (made as of December 1, 2009) (incorporated by reference to Exhibit 10.53 to our Form 10-K dated March 1, 2010).

(d)(18)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of December 1, 2009) (incorporated by reference to Exhibit 10.55 to our Form 10-K dated March 1, 2010).

(d)(19)	Stock Option Agreement between Hansen Natural Corporation and Thomas J. Kelly (made as of December 1, 2010) (incorporated by reference to Exhibit 10.53 to our Form 10-K dated March 1, 2011).

(d)(20)	Stock Option Agreement between Hansen Natural Corporation and Mark J. Hall (made as of December 1, 2010) (incorporated by reference to Exhibit 10.54 to our Form 10-K dated March 1, 2011).

(d)(21)	Form of Restricted Stock Unit Agreement pursuant to the 2009 Hansen Natural Corporation Stock Incentive Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.55 to our Form 10-K dated March 1, 2011).

(d)(22)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated August 9, 2011).

(d)(23)	Monster Beverage Corporation 2011 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K dated May 24, 2011).

(d)(24)	Employment Agreement between Monster Beverage Corporation and Rodney C. Sacks (incorporated by reference to Exhibit 10.1 to our Form 8-K dated March 19, 2014).

(d)(25)	Employment Agreement between Monster Beverage Corporation and Hilton H. Schlosberg (incorporated by reference to Exhibit 10.2 to our Form 8-K dated March 19, 2014).

(d)(26)	Letter Agreement between the Company and Mark Hall, dated March 12, 2015 (incorporated by reference to Exhibit 10.1 to our Form 10-Q dated May 11, 2015).

Exhibit Number	Description

(g)	Not applicable.

(h)	Not applicable.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS